United States Securities and Exchange Commission
Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1.	Name of Registrant:
TRW AUTOMOTIVE HLDGS CORP

2.	Name of person relying on exemption:
KSA Capital Management, LLC

3.	Address of person relying on exemption:
67 East Park Place
Suite 800
Morristown, New Jersey 07960

4.	Written materials:
The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made in the interest of public disclosure and consideration of these important issues.

October 1, 2014
Vote No to Stingy ZF Bid

Dear TRW Stockholders,

KSA Capital Management's clients own or have option to own 341,750 shares of TRW Automotive Holdings Corporation ("TRW"). Having reviewed the terms of the proposed sale of TRW to ZF Friedrichshafen ("ZF"), and as long term shareholders, we do not believe that this transaction is in the best interests of TRW shareholders. We believe that ZF's acquisition price of $105.60 per share substantially undervalues the company, potentially by up to 50%.  Based on our analysis, we believe that at this price, ZF is buying what we believe to be a substantially above average asset at a materially below market valuation. We believe ZF is stealing the company at this price and shareholders should not vote in favor of this transaction. We believe TRW shares are worth in excess of $140 per share, a 33% premium to ZF's proposed acquisition price.

We view TRW as a premier auto supplier with a critical position in a number of high-growth segments of the auto industry including safety and autonomous driving, both of which we expect to be among the fastest growing industry segments over the next decade. Yet, the P/E valuation multiple implied by ZF's offer based on consensus 2014 estimates is 4% below the auto parts sector average(1) of 14.1x and 17% below the S&P 500 at 16.4x.

Rather than complete the ZF transaction at what we believe would be a discount to TRW's fair value, we believe a better approach would be for TRW to utilize its ample balance sheet capacity and immediately commence a leveraged recapitalization. We believe TRW could take advantage of the current low interest U.S. financing environment and robust demand for high quality borrowers to raise $4 billion of debt to fund an accelerated share repurchase and associated buyback program.

We estimate TRW's balance sheet could comfortably maintain over $4 billion of new debt, raising its leverage from 0.4x net debt/EBITDA currently to 2.5x. We believe the debt capital markets would facilitate this level of indebtedness, since as it stands, the proposed combined ZF-TRW entity will be approximately 2.5x levered post-acquisition. TRW successfully operated with more leverage than what we are proposing during its ownership by Blackstone, so we feel confident that management could comfortably operate TRW at what we believe to be a reasonable level of leverage.  The net proceeds from this transaction would facilitate a buyback of approximately 33% of TRW's shares at ZF's proposed purchase price.

We believe that a leveraged recapitalization is superior to the ZF proposal since at current market multiples, we arrive at stock prices of $140 and $166 based on 2015 and 2016 pro forma EPS, 32% to 57% above ZF's offer.

We are not opposed to an outright sale of TRW, but in light of TRW's alternatives, we believe that ZF' is stealing the company at its proposed price and we urge shareholders to vote no to the announced ZF acquisition.

Very truly yours,

KSA Capital Management, LLC

(1)Sector Comps: Autoliv, BorgWarner, Delphi, Federal Mogul, Gentex, Harman, Lear, Magna, Tenneco, Sensata. As of September 30th close.

THIS IS NOT A SOLICITATION OF DIRECT OR INDIRECT AUTHORITY TO VOTE YOUR PROXY. PLEASE DO NOT SEND US YOUR PROXY CARD; KSA CAPITAL MANAGEMENT, LLC AND ITS AFFILIATES ARE NOT ABLE TO VOTE YOUR PROXIES AND THIS COMMUNICATION DOES NOT CONTEMPLATE SUCH AN EVENT.

THIS LETTER INCLUDES INFORMATION BASED ON DATA FOUND IN FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INDEPENDENT INDUSTRY PUBLICATIONS AND OTHER SOURCES. ALTHOUGH WE BELIEVE THAT THE DATA ARE RELIABLE, WE HAVE NOT SOUGHT, NOR HAVE WE RECEIVED, PERMISSION FROM ANY THIRD-PARTY TO INCLUDE THEIR INFORMATION IN THIS LETTER. MANY OF THE STATEMENTS IN THIS LETTER REFLECT OUR SUBJECTIVE BELIEF.

THE INFORMATION CONTAINED HEREIN IS NOT AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE, AND DOES NOT PURPORT TO BE AND DOES NOT EXPRESS ANY OPINION AS TO THE PRICE AT WHICH THE SECURITIES OF TRW AUTOMOTIVE HOLDINGS CORP MAY TRADE AT ANY TIME. THE INFORMATION AND OPINIONS PROVIDED HEREIN SHOULD NOT BE TAKEN AS SPECIFIC ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. INVESTORS SHOULD MAKE THEIR OWN DECISIONS REGARDING TRW AUTOMOTIVE HOLDINGS CORP AND ITS PROSPECTS BASED ON SUCH INVESTORS' OWN REVIEW OF PUBLICLY AVAILABLE INFORMATION AND SHOULD NOT RELY ON THE INFORMATION CONTAINED HEREIN. NEITHER KSA CAPITAL MANAGEMENT, LLC, NOR ANY OF ITS AFFILIATES ACCEPTS ANY LIABILITY WHATSOEVER FOR ANY DIRECT OR CONSEQUENTIAL LOSS HOWSOEVER ARISING, DIRECTLY OR INDIRECTLY, FROM ANY USE OF THE INFORMATION CONTAINED HEREIN.

For these reasons and those discussed in the attached memo, KSA Capital Management, LLC urges you to vote No to the announced ZF acquisition.

PLEASE NOTE: KSA Capital Management, LLC is not asking for and cannot accept your proxy card.
Please vote No to the announced ZF acquisition on the proxy to be received from management, following the instructions enclosed with the proxy as to how to cast your ballot.